July 8, 2013

VIA EDGAR

David L. Orlic Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	Veramark Technologies, Inc.

Solicitation/Recommendation Statement on Schedule 14D-9

Filed on June 17, 2013

File No. 005-41379

Dear Mr. Orlic:

This letter sets forth the response of Veramark Technologies, Inc. (the “Company”) to the comment letter, dated July 3, 2013 (the “Comment Letter”), of the staff in the Office of Mergers and Acquisitions to the Division of Corporation Finance (the “Staff”) relating to the Company’s Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 17, 2013 (as amended by Amendment No. 1 and Amendment No. 2 thereto, the “Schedule 14D-9”).

In order to facilitate your review, we have repeated each comment from the Comment Letter in its entirety in italics in the original numbered sequence. Page references in the responses below are to the Schedule 14D-9. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

Annex B

1.	We note your response to prior comment 9, and that you have retained disclosure that the fairness opinion does not create, and should not be construed as creating, any fiduciary duty on the financial advisor’s part to any party. Please revise your Schedule 14D-9 to include the statements made in your response, as requested. Please ensure that your revised disclosure clarifies the following matters addressed in your response:

•

The basis for the financial advisor’s belief that shareholders cannot rely upon the opinion to support any claims against the financial advisor arising under applicable state law, including (but not limited to) whether the advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law.

July 8, 2013

•	That resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law.

•

That the availability of such a state law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws.

See Excerpt from Current Issues and Rulemaking Projects Outline (November 14, 2000), available on our website. Alternatively, you may remove the disclosure in question.

Response:

In response to the Staff’s comment, the Company has revised the first full paragraph on page 39 of the Schedule 14D-9 in the Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9, filed by the Company with the Commission on July 8, 2013, to reflect the changes requested by the Staff.

As requested by the Staff, the Company has authorized us to confirm the following on its behalf:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or any other member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to call me at (585) 231-1342.

Very truly yours,

Harter Secrest & Emery LLP

/s/ John D. Callan Jr.

John D. Callan

DIRECT DIAL: 585.231.1342

EMAIL: JCALLAN@HSELAW.COM

Cc:	Anthony C. Mazzullo

Veramark Technologies, Inc.